EXHIBIT 99.1
Cautionary Note Regarding Forward-Looking Statements
The Initial Net Cash Schedule is provided below solely pursuant to the terms of the Securities Purchase Agreement (the “SPA”) executed May 24, 2010, by and among La Jolla Pharmaceutical Company (the “Company”) and the purchasers identified therein, and is based on projections and assumptions made as of the date of this filing. Actual results and cash balances could vary significantly from the forecast set forth below and investors are cautioned not to place undue reliance on these forward-looking estimates. The Company disclaims any intent to update the Net Cash Schedule to reflect actual results, except to the extent that such an update is required under the terms of the SPA.
Initial Net Cash Schedule and Net Cash Reporting
Section 3.7(c)(ii) of the SPA requires that for so long as (i) at least 1,000 shares of the Preferred Stock are outstanding and (ii) no Strategic Transaction has been consummated, the Company must disclose the following within a Form 8-K or Form 10-Q filed with the SEC on or prior to the last day of the Disclosure Period: (i) the Initial Net Cash Schedule for each calendar month commencing with October 2010 through March 2011 and (ii) the Net Cash balance as of September 30, 2010.
Definitions
Disclosure Period: Section 3.7(c)(i) of the SPA defines the Disclosure Period as the period of six months from the closing date of May 26, 2010.
Initial Net Cash Schedule: Section 5.2(n) of the SPA defines the Initial Net Cash Schedule as a schedule showing, as of the last day of each calendar month commencing with May 2010 and continuing through March 2011, of the Company’s anticipated Net Cash balance for such dates.
Net Cash: Section 3.7(c)(i) of the SPA defines Net Cash as: (i) the sum of the Company’s unrestricted, consolidated (x) cash, (y) cash equivalents and (z) short term investments, available for sale, less (ii) the amount of the Company’s liabilities that may be settled in cash, including any off-balance sheet obligations that may be settled in cash.
Preferred Stock: Section 1.1 of the SPA defines Preferred Stock as all Series C-1 Preferred Stock, Series C-2 Preferred Stock, Series D-1 Preferred Stock and Series D-2 Preferred Stock.
Strategic Transaction: Defined by the Certificate of Designations as (i) any joint venture, partnership, development agreement, research agreement, marketing agreement or license agreement, in each case relating to any drug or drug candidate, medical device or diagnostic, (ii) any disposition of any material asset of the Corporation or any subsidiary, in each case whether by sale, lease, license, exchange, transfer or otherwise, (iii) any material acquisition of any stock or assets of a third party by the Corporation or any subsidiary, or (iv) a resolution of the Board of Directors authorizing the further development of the Corporation’s drug candidate Riquent in future human clinical trials, in each case that it is approved by the holders of at least two-thirds of the Preferred Stock.
Required Disclosures Pursuant to SPA Section 3.7(c)(ii)
As of September 30, 2010, the Company’s Net Cash was approximately $6,930,000.

EXHIBIT 99.1
The following is the Initial Net Cash Schedule for each calendar month commencing with October 2010 through March 2011:

Date	Net Cash (in thousands)
10/31/2010	$6,668
11/30/2010	$6,549
12/31/2010	$6,437
1/31/2011	$6,284
2/28/2011	$6,182
3/31/2011	$5,768